

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

February 2, 2017

<u>Via E-mail</u>
Mr. Jonathan H. Wolk
Chief Financial Officer
Mistras Group, Inc.
195 Clarksville Road
Princeton Junction, NJ 08550

> **Re:** **Mistras Group, Inc.**
> **Form 10-K for Fiscal Year Ended May 31, 2016**
> **Filed August 15, 2016**
> **File No. 1-34481**

Dear Mr. Wolk:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction